EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended								Six Months Ended
	Dec. 31, 1999		Dec. 29, 2000	Dec. 28, 2001		Dec. 27, 2002		Dec. 26, 2003	Jun. 27, 2003	Jun. 25, 2004
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income from equity investments, minority interest & taxes	$716		$(9,059)	$3,260		$343		$(15,274)	$(9,776)	$(2,908)
Fixed charges	23,560		N/A	24,847		23,700		N/A	N/A	N/A

Earnings (1)	24,276		N/A	28,107		24,043		N/A	N/A	N/A

Fixed Charges:
Interest expense	19,829		N/A	21,222		20,303		N/A	N/A	N/A
Amortization of financing costs and bond premium	1,241		N/A	1,109		1,079		N/A	N/A	N/A
Imputed interest on operating lease obligations	2,490		N/A	2,516		2,318		N/A	N/A	N/A

Fixed Charges (2)	23,560		N/A	24,847		23,700		N/A	N/A	N/A

Ratio of earnings to fixed charges (1)÷(2)	1.03	x	N/A	1.13	x	1.01	x	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	N/A		(9,059)	N/A		N/A		(15,274)	(9,776)	(2,908)